Exhibit 12.4

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$61,005	$35,053	$105,006	$179,140	$148,817	$123,276	$101,391
Fixed charges less capitalized interest	60,572	59,872	231,934	242,357	262,978	280,018	281,041
Distributed income of equity investees	3,035	4,465	15,995	17,074	9,586	4,959	12,665
Equity in losses of equity investees for which charges arise from guarantees	(173)	(12)	(44)	—	—	(1,646)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(796)	(883)	(3,069)	(3,729)	(4,158)	(4,203)	(4,901)
Total earnings	$123,643	$98,495	$349,822	$434,842	$417,223	$402,404	$390,196

Fixed charges (1):
Interest expense (2)	$60,506	$59,872	$231,934	$242,357	$262,978	$280,018	$281,041
Capitalized interest	1,387	722	5,837	2,671	4,955	3,577	6,807
Total fixed charges	$61,893	$60,594	$237,771	$245,028	$267,933	$283,595	$287,848

Ratio of earnings to fixed charges	2.00	1.63	1.47	1.77	1.56	1.42	1.36

(1) The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.